Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES THAT INSIGHTEC RECEIVES FDA APPROVAL FOR EXABLATE NEURO COMPATIBILITY WITH SIEMENS HEALTHINEERS MRI SCANNERS

Tel Aviv, Israel, September 26, 2018, Elbit Imaging Ltd. (TASE, NASDAQ: EMITF) (“Elbit” or the “Company”) announced today that Insightec Ltd. (“Insightec”) informed that the U.S. Food and Drug Administration (FDA) has approved Exablate Neuro™ compatibility for the MRI Scanners from Siemens Healthineers (models: Magnetom Skyra, Prisma and Prismafit) to treat patients with essential tremor (ET) Who do not respond to medication.

The Company holds approximately 84% of the share capital of Elbit Medical Technologies Ltd. (TASE: EMTC-M) (approximately 55% on a fully diluted basis) which, in turn, holds approximately 22% of the share capital in Insightec (approximately 18.5% on a fully diluted basis).

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Medical Industries through our indirect holdings in Insightec Ltd. and Gamida Cell Ltd.; (ii) Plots in India which are designated for sale (and which were initially designated for residential projects); (iii) Plots in Eastern Europe which are designated for sale (and which were initially designated for development of commercial centers).

For Further Information:

Company Contact
Ron Hadassi
CEO and Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com